

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2014

<u>Via E-mail</u>
Robert S. Apatoff
President, Chief Executive Officer and Director
FTD Companies, Inc.
3113 Woodcreek Drive
Downers Grove, IL 60515

      Re: **FTD Companies, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed September 23, 2014
              File No. 001-35901

Dear Mr. Apatoff:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Lilyanna Peyser for

                     Mara Ransom
                     Assistant Director